Exhibit 12.1

United States Steel Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
(Dollars in Millions)	2015	2014	2013	2012	2011
Earnings:
Loss (earnings) before income taxes and noncontrolling interests	$(1,459)	$170	$(2,232)	$6	$27
Fixed charges, as shown below	282	301	373	306	280
Adjustment for equity income	(38)	(142)	(40)	(144)	(85)
Capitalized Interest	(14)	(14)	(19)	(41)	(39)
Distributions from equity affiliates	11	8	13	99	33
Adjusted Earnings (Loss) (A)	$(1,218)	$323	$(1,905)	$226	$216
Fixed charges:
Portion of rentals representing interest(a)	$43	$41	$41	$34	$36
Capitalized interest	14	14	19	41	39
Other interest and fixed charges	225	246	313	231	205
Total fixed charges (B)	$282	$301	$373	$306	$280
Ratio of (A) to (B)	(e)	1.07	(d)	(c)	(b)

(a)	The interest portion of the rental expense is calculated based on the appropriate proportion deemed representative of the interest component (i.e., one third of rental expense).

(b)	Earnings did not cover fixed charges by $64 million.

(c)	Earnings did not cover fixed charges by $80 million.

(d)	Earnings did not cover fixed charges by $2,278 million.

(e)	Earnings did cover fixed charges by $1,500 million.